UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO (RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 2)
WIMM-BILL-DANN FOODS OJSC (Name of Subject Company (Issuer))

PEPSI-COLA (BERMUDA) LIMITED (Offeror)
a subsidiary of
PEPSICO, INC. (Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))
American Depositary Shares, Each Representing One-fourth of One Ordinary Share, Par Value 20 Russian Rubles Per Share
(Title of Class of Securities)
97263M109
(Cusip Number of Class of Securities)
Thomas H. Tamoney, Jr. PepsiCo, Inc. 700 Anderson Hill Road Purchase, NY 10577 Telephone: (914) 253−2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
George R. Bason, Jr. Peter R. Douglas Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑      third-party tender offer subject to Rule 14d-1
☐      issuer tender offer subject to Rule 13e-4
☐      going-private transaction subject to Rule 13e-3
☐      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement filed under cover of Schedule TO on March 10, 2011, as previously amended and supplemented (as amended and supplemented, the “Schedule TO”), by Pepsi-Cola (Bermuda) Limited, a company organized under the laws of Bermuda (“Purchaser”) and a subsidiary of PepsiCo, Inc., a North Carolina corporation.  The Schedule TO relates to the offer by Purchaser to purchase all outstanding American Depositary Shares (“ADSs”) of Wimm-Bill-Dann Foods OJSC, an open joint stock company organized under the laws of the Russian Federation (“WBD”), each representing one-fourth of one ordinary share of WBD, par value 20 Russian rubles per share, upon the terms set forth in the U.S. Offer to Purchase, dated March 10, 2011 and in the related ADS Letter of Transmittal.

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11.

Item 11 of the Schedule TO is hereby amended and supplemented to add the following information:

On May 6, 2011, WBD announced that its board of directors has resolved to delist the ADSs from the NYSE, terminate the registration of the Shares and ADSs under the Exchange Act and terminate the ADS depositary agreement, in each case after the completion of required legal steps.

WBD intends to delist the ADSs by filing Form 25 with the SEC on or about May 17, 2011 and expects that the last day of trading of the ADSs on the NYSE will be May 27, 2011.  Thereafter, it is possible that the ADSs may continue to trade in the over-the-counter market.  However, the extent of the public market for ADSs and the availability of price quotations will depend on such factors as the number of holders of ADSs, the aggregate market value of ADSs remaining at such time, the interest in maintaining a market in ADSs on the part of securities firms, the possible termination of registration under the Exchange Act (as described below) and other factors.  In addition, once the ADSs are no longer listed on the NYSE, WBD will cease to be bound by certain listing requirements.  The absence of an active trading market will reduce the liquidity and may reduce the market value of the ADSs and the underlying Shares.

Concurrently with or following delisting, WBD intends to terminate the ADS facility by terminating the ADS deposit agreement between WBD and the ADS Depositary.  Subject to the timing and notice provisions of the ADS deposit agreement, following such termination, ADSs would no longer be eligible for registration of transfer and the ADS Depositary would cease to be required to distribute dividends and notices to holders of ADSs.  The ADS Depositary will, however, deliver dividends and other distributions, if any, received after such termination with respect to the underlying Shares upon surrender of the ADSs in exchange for the underlying ordinary shares and payment of any fees under the deposit agreement. There is no U.S. public trading market for Shares.  The absence of an active trading market and an ADS facility will impede the transfer of the ADSs and will reduce the liquidity and may reduce the market value of the ADSs and the underlying Shares.

WBD also intends to deregister the ADSs and Shares under the Exchange Act, thereby terminating its reporting obligations thereunder by filing Form 15 as soon as possible after delisting is effective.  Termination of the registration of ADSs and Shares under the Exchange Act will substantially reduce the information required to be furnished by WBD to holders of ADSs and Shares and to the SEC and will make certain of the provisions of the Exchange Act no longer applicable to WBD.

A copy of the press release dated May 6, 2011 issued by WBD is attached as Exhibit (a)(7) and is hereby incorporated by reference to this Item 11.

Item 12.  Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(7)	Press Release dated May 6, 2011 issued by Wimm-Bill-Dann Foods OJSC”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

PEPSI-COLA (BERMUDA) LIMITED

Date: May 6, 2011	By:	/s/ Mary-Lynn Robinson
Name: Mary-Lynn Robinson Title: President and Director

PEPSICO, INC.

By:	/s/ Thomas H. Tamoney, Jr.
Name: Thomas H. Tamoney, Jr.
Title: Senior Vice President, Deputy General Counsel and Assistant Secretary

EXHIBIT INDEX

Exhibit No.	Description

(a)(7)	Press Release dated May 6, 2011 issued by Wimm-Bill-Dann Foods OJSC